Exhibit 3
NEWS RELEASE
Media Contact:
Jeff Siegel
Monarch Communications
(516) 569-4271
MMI ANNOUNCES SUPPORT FOR UNISYS EXPLORATION OF PORTFOLIO RATIONALIZATION
NEW YORK, NY, February 19, 2008 — MMI Investments, L.P. today announced that it supports Unisys Corporation’s decision to explore with Bear Stearns, its investment banker, certain portfolio rationalization and other actions that may enhance shareholder value. MMI also supports the decision to delay the 2008 Annual Meeting in order to allow additional time for Unisys’ exploration of actions to enhance shareholder value.
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